LOCATION BASED TECHNOLOGIES, INC.
49 Discovery, Suite 260
Irvine, California 92618

January 22, 2013

BY EDGAR

Ms. Heather Clark
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Location Based Technologies, Inc. (the “Company”)
        Current Report on Form 8-K Filed: January 15, 2013
        File No. 333-139395

Dear Ms. Clark:

Reference is made to your comment letter, dated January 17, 2013 to the Company, relating to the subject filing (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by the Company’s response thereto:

         Item 4.01 Changes in Registrant’ Certifying Accountant

1.
We note from the first and third paragraphs that the engagement of Comiskey & Company, P.C. was terminated and that its engagement was discontinued. In this regard, it is unclear from your disclosure which party terminated the appointment. Please refer to Item 304(a)(1) of Regulation S-K and amend your Form 8-K to explicitly state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Your revised Form 8-K should include an updated letter from your former auditor addressing your revised disclosure as an exhibit. Please ensure that the date in the exhibit 16 letter references the date on the cover page of the amended 8-K.

The disclosure in Item 4.01 in Amendment No. 1 to the Company’s Current Report on Form 8-K (the 8-K/A”) has been amended to state in the fourth paragraph that Comiskey & Company, P.C. (“Comiskey”) was dismissed. An updated letter from Comiskey is being filed to address the revised disclosure and such letter references the date on the cover page of the 8-K/A.

2.
Please amend your Form 8-K to include the disclosures required by Regulation S-K, Item 304(a)(2) with regard to the appointment of Friedman LLP (not Comiskey), specifically, your revised 8-K should identify any consultations with Friedman during the two most recent fiscal years and subsequent interim period through the date of their appointment.

A third paragraph to Item 4.01 has been added in the 8-K/A to address this comment.

3.
We note that Friedman was appointed on December 6, 2012, however, the engagement with Comiskey was not terminated until January 14, 2013. Please tell us the circumstances under which new auditors were engaged prior to the previous auditor being terminated. Your response should clearly address the timing of the change in auditors and confirm why the dates of hire and termination differ. We may have further comment upon receipt of your response.

The first two paragraphs of Item 4.01 have been revised to address the timing in the change in auditors. At the time that the Company engaged Friedman LLP on December 14, 2012, both the Company and Comiskey understood that Comiskey would have to be dismissed due to Comiskey’s inability to rotate the lead engagement partner and concurring audit partner. The Company did not formally take such action until January 14, 2013, but after December 14, 2012 Comiskey did not perform any audit or review services relating to the Company.

         Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

4.
We note that you intend to file restated August 31, 2012 financial statements. Please tell us how, and when, you will file them.

An Amendment No. 1 to the Company’s Annual Report on Form 10-K was filed on January 17, 2013 (the “10-K/A”) to restate the  August 31, 2012 financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations

5.
Please revise to reflect that your Annual Report on Form 10-K was filed on November 29, 2012.

The date of filing of the Annual Report on Form 10-K has been revised in the first paragraph of Item 4.02 of the 8-K/A

         We hereby acknowledge that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ David Morse David Morse Chief Executive Officer